UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 13, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Development Updates

CARTITUDE Clinical Development Updates at the 63rd American Society of Hematology (“ASH”) Annual Meeting

On December 13, 2021, Legend Biotech Corporation (the “Company”) announced new and updated results from the CARTITUDE clinical development program studying ciltacabtagene autoleucel (cilta-cel) in the treatment of multiple myeloma, which the Company presented at the ASH Annual Meeting.

The press release announcing these results is attached to this Form as Exhibit 99.1 and incorporated herein by reference.

Regulatory Approval in Europe
The European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has reverted the MAA review begun under the accelerated assessment mechanism to a standard review timeline in order to allow EMA to conduct a good manufacturing practice (GMP) inspection and provide a GMP certificate, which could not be accommodated in the timetable of an accelerated assessment.

Regulatory Submission Filing in China

The Company has extended the timeline for its anticipated regulatory submission seeking approval of cilta-cel in China.  Based on feedback from the Center for Drug Evaluation (the “CDE”) in China, Legend Biotech intends to provide data from more Chinese patients receiving cilta-cel as manufactured through the current process in order to support the application. Legend Biotech will continue to work with the CDE in preparation for the submission.

LCAR-AIO

At the ASH annual meeting, the Company also presented the first preclinical in vivo data on its novel tri-specific, single-domain antibody (VHH) CAR-T, known as LCAR-AIO. LCAR-AIO targets three antigens—CD19, CD20 and CD22. The tri-specific CAR-T technology may have the potential for development as a treatment for patients with relapsed B cell lymphoma who have already received CD19 CAR-T therapies.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s overall strategies and objectives; the anticipated timing of, and ability to progress, preclinical studies and clinical trials; clinical data relating to CARTITUDE-1 and CARTITUDE-2 studies; the timing of regulatory submissions, including the BLA filing with CDE in China; the preclinical data for LCAR-AIO and the potential of LCAR-AIO as a treatment for development; and the potential benefits of our product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial or preclinical study results, including as a result of additional analysis of existing data or unexpected new data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

This report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and Legend Biotech’s Registration Statement on Form S-8 (Registration No. 333-239478).

EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated December 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

December 13, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer